Sun Life sells reinsurance business to Berkshire Hathaway

TORONTO, ON (October 27, 2010) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that Sun Life Assurance Company of Canada (Sun Life) has entered into an agreement to sell its life reinsurance business to Berkshire Hathaway Life Co. of Nebraska. The transaction is subject to regulatory approval and is expected to close December 31, 2010.

"This transaction reflects Sun Life Financial's strategy to deploy capital to the parts of our business that can best achieve strong, sustainable growth," said Donald Stewart, Chief Executive Officer, noting that the sale follows a review of options for the company's reinsurance business. "Our reinsurance business is profitable, but it is not a growth area for Sun Life Financial and this transaction releases capital which can be put to work in other businesses."

The transaction is expected to increase Sun Life's Minimum Continuing Capital and Surplus Requirement (MCCSR) ratio, by 10 to 14 percentage points. Sun Life's MCCSR ratio was 210% as of June 30, 2010.

Sun Life's reinsurance business has approximately 70 employees in offices in Canada, the U.S. and Ireland. The unit assumes risks from life reinsurers and has life insurance in-force of CDN$113 billion.

"There was significant interest in the marketplace in purchasing our reinsurance business, which speaks to the depth and talent of our reinsurance team," Mr. Stewart said. "Sun Life will work closely with Berkshire Hathaway to ensure a smooth transition for clients and employees."

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of CDN$434 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

FORWARD-LOOKING INFORMATION

Certain information in this document, including information relating to the Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company and statements about the sale of Sun Life's life retrocession reinsurance business to Berkshire Hathaway Life Co. of Nebraska and the impact of that transaction on Sun Life's MCCSR. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict.

Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's Annual Information Form for the year ended December 31, 2009 and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim Management's Discussion and Analysis, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the creditworthiness of guarantors and counterparties to derivatives; the performance of equity markets; the cost, effectiveness and availability of risk mitigating hedging programs; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to product design and pricing; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; uncertainty in the rate of mortality improvement; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; and the potential for losses from multiple risks occurring simultaneously or in rapid progression. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com